UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company

830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☒    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

This report is hereby incorporated by reference to the Post-Effective Amendment to Registration Statement on Form F-3 (File No. 333-164784) of the Company.

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Index to Unaudited Condensed Consolidated Interim Financial Statements

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China Ceramics Co., Ltd. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2013	2012	2013	2012
	Notes	RMB’000	RMB’000	RMB’000	RMB’000

Revenue		222,660	440,991	371,887	813,279

Cost of sales		(200,495)	(312,370)	(344,587)	(571,650)

Gross profit		22,165	128,621	27,300	241,629

Other expenses		(1,014)	(237)	(1,170)	(483)
Selling and distribution expenses		(2,218)	(2,834)	(4,923)	(5,796)
Administrative expenses	11	(7,961)	(7,138)	(15,693)	(16,731)
Finance costs		(1,070)	(2,771)	(2,152)	(6,341)

Profit before taxation		9,902	115,641	3,362	212,278

Income tax (expense)/income		(331)	(29,575)	839	(54,541)

Profit attributable to shareholders		9,571	86,066	4,201	157,737

Other comprehensive income
Exchange differences on translation of financial statements of foreign operations		10	26	25	23
Total comprehensive income for the period		9,581	86,092	4,226	157,760

Earnings per share for profit attributable to shareholders during the period

Basic (RMB)	9	0.47	4.21	0.21	7.72
Diluted (RMB)	9	0.47	4.21	0.21	7.72

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

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China Ceramics Co., Ltd. And Subsidiaries

Condensed Consolidated Statements of Financial Position

	Notes	June 30, 2013 RMB’000	December 31, 2012 RMB’000
		(Unaudited)
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	7	814,413	795,983
Land use rights		30,263	30,598
Goodwill		3,735	3,735
Deferred tax asset		4,425	1,059

Non-current assets		852,836	831,375
Current assets
Inventories	8	310,854	290,603
Trade receivables		346,613	455,885
Other receivables and prepayment		17,808	4,092
Cash and bank balances		217,363	89,448

Current assets		892,638	840,028

Non-current liabilities
Deferred tax liabilities		1,034	1,052
Interest-bearing bank borrowings		50,000	50,000

Non-current liabilities		51,034	51,052
Current liabilities
Trade payables		177,447	115,123
Accrued liabilities and other payables		42,486	51,169
Dividend payable		11,912	-
Derivative financial instruments	13	840	-
Interest-bearing bank borrowings		25,633	10,000
Income tax payable		-	869

Current liabilities		258,318	177,161

Net current assets		634,320	662,867

Net assets		1,436,122	1,443,190

EQUITY
Share capital	10	137	137
Reserves		1,435,985	1,443,053

Total shareholder’s equity		1,436,122	1,443,190

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

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China Ceramics Co., Ltd. And Subsidiaries

Condensed Consolidated Statements of Changes in Equity (Unaudited)

	Share capital	Share premium	Reverse Recapitalization reserve	Merger reserve	Share-based payment reserve	Statutory reserve	Retained earnings	Currency translation reserve	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 10)	(Note 10)			(Note 11)

Balance at January 1, 2013	137	659,507	(507,235)	58,989	121,246	119,955	991,121	(530)	1,443,190
Employee share-based payment options	-	-	-	-	1,243	-	-	-	1,243
Transactions with owners	137	659,507	(507,235)	58,989	122,489	119,955	991,121	(530)	1,444,433
Net profit for the period	-	-	-	-	-	-	4,201	-	4,201
Other comprehensive income
- Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	25	25
Total comprehensive income for the period	-	-	-	-	-	-	4,201	25	4,226
Dividend declared	-	-	-	-	-	-	(12,537)	-	(12,537)
Balance at June 30, 2013	137	659,507	(507,235)	58,989	122,489	119,955	982,785	(505)	1,436,122

Balance at January 1, 2012	124	659,520	(507,235)	58,989	115,595	94,608	772,637	(499)	1,193,739
Issuance of new shares	13	(13)	-	-	-	-	-	-	-
Employee share-based payment options	-	-	-	-	3,071	-	-	-	3,071
Transactions with owners	137	659,507	(507,235)	58,989	118,666	94,608	772,637	(499)	1,196,810
Net profit for the period	-	-	-	-	-	-	157,737	-	157,737
Other comprehensive income
- Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	23	23
Total comprehensive income for the period	-	-	-	-	-	-	157,737	23	157,760
Balance at June 30, 2012	137	659,507	(507,235)	58,989	118,666	94,608	930,374	(476)	1,354,570

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

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China Ceramics Co., Ltd. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2013	2012	2013	2012
	Notes	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation		9,902	115,641	3,362	212,278
Adjustments for
Amortization of land use rights		168	168	335	335
Depreciation of property, plant and equipment	7	17,608	16,413	34,438	32,861
Fair value lose on derivative financial instruments		840	-	840	-
Provision for inventory		966	4,805	(2,083)	5,840
Share-based compensation	1	507	1,310	1,243	3,071
Finance costs		1,070	2,520	2,152	6,090
Interest income		(169)	(116)	(300)	(219)
Operating profit before working capital changes		30,892	140,741	39,987	260,256
Increase in inventories		(32,546)	(5,341)	(18,168)	(48,205)
(Increase)/decrease in trade receivables		(12,014)	(77,282)	109,273	(42,750)
Decrease /(increase) in other receivables and prepayments		4,768	11,622	(3,395)	18,440
Increase in trade payables		85,404	10,733	62,323	4,560
(Decrease)/increase in accrued liabilities and other payables		(185)	1,340	(9,313)	4,280
Cash generated from operations		76,319	81,813	180,707	196,581
Interest paid		(1,081)	(2,771)	(2,148)	(6,357)
Income tax paid		(1,318)	(27,001)	(5,514)	(64,341)
Net cash generated from operating activities		73,920	52,041	173,045	125,883

Cash flows from investing activities
Acquisition of property, plant and equipment	7	(23,689)	-	(61,088)	-
Interest received		169	116	300	219
Net cash(used in)/ generated from investing activities		(23,520)	116	(60,788)	219

Cash flows from financing activities
Bank borrowings obtained		15,633	-	15,633	-
Repayment of short-term loans		-	(50,000)	-	(90,000)
Net cash generated from /( used in) financing activities		15,633	(50,000)	15,633	(90,000)

Net increase in cash and cash equivalents		66,033	2,157	127,890	36,102
Cash and cash equivalents, beginning of period		151,320	76,091	89,448	42,149
Effect of foreign exchange rate differences		10	26	25	23

Cash and cash equivalents, end of period		217,363	78,274	217,363	78,274

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

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China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operation primarily in People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands. The address of its registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The Company has its primary listing on the NASDAQ Global Market.

2.	BASIS OF PREPARATION

The condensed consolidated interim financial statements for the period ended June 30, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with, the audited consolidated financial statements on Form 20-F for the year ended December 31, 2012 as filed with the Securities and Exchange Commission.

The condensed consolidated interim financial statements are presented in RMB, unless otherwise stated. The condensed consolidated interim financial statements have been approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 10, 2013.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements for the period ended June 30, 2013 have been prepared in accordance with the accounting policies adopted in the audited financial statements on Form 20-F for the year ended December 31, 2012, except for the application of the following standards as of 1 January 2013:

•	IFRS 10IFRS 10 ‘Consolidated Financial Statements’ (IFRS 10)

IFRS 10 supersedes IAS 27 ‘Consolidated and Separate Financial Statements’ (IAS 27) and SIC 12 ‘Consolidation-Special Purpose Entities’. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Company’s investees are considered to be subsidiaries and therefore change the scope of consolidation. The requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary are unchanged. The amendment has no impact on the Company’s consolidated financial statements.

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•	IFRS 11 ‘Joint Arrangements’ (IFRS 11)

IFRS 11 supersedes IAS 31 ‘Interests in Joint Ventures’ (IAS 31) and SIC 13 ‘Jointly Controlled Entities– Non-Monetary-Contributions by Venturers’. It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. The amendment has no impact on the Company’s consolidated financial statements.

•	IFRS 13 ‘Fair Value Measurement’ (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. IFRS 13 applies prospectively for annual periods beginning on or after 1 January 2013. The amendment has no impact on the Company’s consolidated financial statements.

•	Revised version of IAS 19 ‘Employee Benefits’ (IAS 19R)

IAS 19R makes a number of changes to the accounting for employee benefits, the most significant relating to defined benefit plans. IAS 19R:

•	eliminates the ‘corridor method’ and requires the recognition of remeasurements (including actuarial gains and losses) arising in the reporting period in other comprehensive income;

•	changes the measurement and presentation of certain components of the defined benefit cost. The net amount in profit or loss is affected by the removal of the expected return on plan assets and interest cost components and their replacement by a net interest cost based on the net defined benefit asset or liability;

•	enhances disclosures, including more information about the characteristics of defined benefit plans and related risks.

IAS 19R has been applied retrospectively for annual periods beginning on or after 1 January 2013. The amendment has no impact on the Company’s consolidated financial statements.

•	Annual improvements 2009-2011 (Annual Improvements).

The Annual Improvements made minor amendments to a number of IFRSs. The only amendment that affects these financial statements clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed in interim financial statements if this information is regularly provided to the chief operating decision maker and there has been a material change since the most recent annual financial statements.

Management does not anticipate a material impact on the Company’s consolidated financial statements from these amendments.

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4.	ESTIMATES

When preparing the interim financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual financial statements for the year ended December 31, 2012. The only exception is the estimate of the provision for income taxes which is determined in the interim financial statements using the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	SIGNIFICANT EVENTS AND TRANSACTIONS

The Group's management believes that the Group is well positioned despite the continuing difficult economic circumstances. Factors contributing to the Group's strong position are:

• No significant decline in order on larger projects. Further, the Group has long-term relationships with a number of its customers.

• The Group's major customers have not experienced financial difficulties. The Group considers the credit quality of trade receivables as of June 30, 2013 to be good.

6.	SEASONALITY

The Group’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues and earnings are typically sensitive to regional and local weather, market and in particular, to cyclical variations in construction spending. Typically, sales in the first quarter are the weakest as building construction activity is constrained in the winter months and the PRC Spring Festival period. This is usually followed by an increase in sales in the second quarter, and a peak in the third quarter with warmer weather and increased construction activities. Sales generally slow down in the fourth quarter as weather gets colder.

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7.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Motor vehicles	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost

At January 1, 2013	332,563	616,745	6,548	1,943	957,799
Additions	11,272	41,506	-	90	52,868
Disposals	-	-	-	-	-
At June 30, 2013	343,835	658,251	6,548	2,033	1,010,667

Accumulated depreciation

At January 1, 2013	18,538	138,744	3,953	581	161,816
Depreciation charge	3,914	30,091	276	157	34,438
Disposals	-	-	-	-	-
At June 30, 2013	22,452	168,835	4,229	738	196,254

Net book amount

At January 1, 2013	314,025	478,001	2,595	1,362	795,983
At June 30, 2013	321,383	489,416	2,319	1,295	814,413

	Buildings	Plant and machinery	Motor vehicles	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2012	332,563	612,745	6,548	1,840	953,696
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At June 30, 2012	332,563	612,745	6,548	1,840	953,696

Accumulated depreciation

At January 1, 2012	10,708	94,974	3,384	1,201	110,267
Depreciation charge	3,934	28,563	288	76	32,861
Disposals	-	-	-	-	-
At June 30, 2012	14,642	123,537	3,672	1,277	143,128

Net book amount

At January 1, 2012	321,855	517,771	3,164	639	843,429
At June 30, 2012	317,921	489,208	2,876	563	810,568

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8.	INVENTORIES

	As of
	June 30, 2013	December 31, 2012
	RMB’000	RMB’000

Raw material	55,628	38,154
Work in progress	5,315	5,315
Finished goods	252,065	251,371
Provision for inventory	(2,154)	(4,237)
	310,854	290,603

9.	EARNINGS PER SHARE

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net earnings per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Six months ended June 30,
	2013	2012
Income (numerator):
Income attributable to holders of ordinary shares (RMB ‘000):	4,201	157,737

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	20,430,838	20,430,838
Plus: incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	-	-
Weighted average ordinary shares outstanding used in computing diluted income per share	20,430,838	20,430,838

Earnings per share-basic (RMB)	0.21	7.72

Earnings per share-diluted (RMB)	0.21	7.72

For the period ended June 30, 2013, there was no difference in the weighted- average number of ordinary shares used for basic and diluted earnings per ordinary share as the warrants outstanding had no dilutive effect. The 2,774,300 warrants expired and ceased to trade on November 16, 2012. As of June 30, 2013, there were no warrants outstanding.

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10.	SHARE CAPITAL

	Number of Shares	Ordinary shares	Share premium	Total
		RMB’000	RMB’000	RMB’000
Opening balance January 1, 2013	20,430,838	137	659,507	659,644
Issuance of new shares	-	-	-	-
At June 30, 2013	20,430,838	137	659,507	659,644

Opening balance January 1, 2012	18,254,002	124	659,520	659,644
Issuance of new shares	2,176,836	13	(13)	-
At June 30, 2012	20,430,838	137	659,507	659,644

Pursuant to the acquisition agreement signed between the Group and Mr. Wong Kung Tok, 8,185,763 common shares of China Ceramics were placed in escrow (the “Contingent Shares”) and to be released to Mr. Wong Kung Tok in the event certain earnings and stock price thresholds were achieved. On May 24, 2010, the Company issued 1,214,127 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2009. On April 7, 2011, the Company issued 1,794,800 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2010. On April 3, 2012, the Company issued 2,176,836 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2011. No further Contingent Shares may be issued to Mr. Wong Kung Tok.

11.	SHARE-BASED COMPENSATION EXPENSES

On December 27, 2010, the shareholders of the Group approved the 2010 Incentive Compensation Plan (“the Plan”) at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Group granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015.

Included in administrative expenses, the non-cash share-based compensation expenses was RMB 1.2 million ($ 0.2 million) for the six months ended June 30, 2013, as compared RMB 3.1 million ($ 0.5 million) for the six months ended June 30, 2012, and it is expected that additional non-cash share-based compensation expenses of approximately RMB 1.2 million (US$ 0.2 million) will be incurred from July 2013 to January 2014.

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12.	COMMITMENTS

a.	Operating lease commitments

The Group leases plant buildings, production factories, warehouses and an employees’ dormitory from non-related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Group under non-cancellable operating leases for assets are as follows:

	As of June 30
	2013	2012
	RMB’000	RMB’000
One year or less	11,560	11,560
Longer than one year but five years or less	11,844	23,404
	23,404	34,964

b.	Capital commitments

The Group’s capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of June 30
	2013	2012
	RMB’000	RMB’000
Property, plant and equipment	19,180	-

13.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENT

IAS 34 requires that interim financial statements include certain of the disclosures about fair value of financial instruments set out in IFRS 13 and IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7). These disclosures include the classification of fair values within a three-Level hierarchy. The three Levels are defined based on the observability of significant inputs to the measurement, as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

• Level 3: unobservable inputs for the asset or liability.

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The following table shows the Levels within the hierarchy of financial assets and liabilities measured at fair value at 30 June 2013:

Recurring fair value measurements	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities
Long-term bank borrowings	-	46,491	-	46,491
Derivative financial instruments	-	840	-	840
Total liabilities	-	47,331	-	47,331

There were no transfers between Level 1 and Level 2 during the six months ended 30 June 2013.

Long-term bank borrowings (Level 2)

The fair values of the long-term bank borrowings are estimated using a discounted cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market interest rates of similar loans with similar risk. The interest rate used for this calculation ranges from 7.3% to 7.6%.

Derivative financial instruments (Level 2)

The company bought a CHN Target Redemption Forward from Taishin International Bank, a kind of financial product, for investing purpose on June 17, 2013. The financial product meets the definition of derivative: No initial net investment, value changes in response to the change of exchange rate (USD vs RMB) and is settled at a future date. At this reporting date, the Company recognized the fair value of the derivative upon the MTM (Mark to market) report provided by Taishin International Bank. The report presents the market value of this product, which means on June 28, 2013, the cost for the company to unwind (sell) the product is RMB 840,000 ($137,000).

14.	SUBSEQUENT EVENTS

The Company previously announced that it will pay a semi-annual cash dividend of US $0.10 per share. The Company paid a cash dividend of US $0.10 per share on July 13, 2013 to its shareholders of record as of June 13, 2013 which totaled in aggregate US $2.0 million. The next cash dividend will be payable on January 14, 2014 with a record date of December 13, 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”,“HDL” or “Hengdeli”,“TOERTO”, “WULIQIAO” and “Pottery Capital of Tang Dynasty” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our major products and accounted for over 68.4% of our total revenue in 2012.

We are a British Virgin Islands limited liability company whose predecessor, China Holdings Acquisition Corp (“CHAC”), was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring an operating business. Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

We are currently utilizing an aggregate annual production capacity of approximately 28 million square meters out of a potential aggregate annual production capacity of approximately 72 million square meters. We manufacture our six principal product categories using twelve production lines at two facilities. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2013 and 2012, and has been prepared based on the condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries. The condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IAS 34, Interim financial reporting. The condensed consolidated interim financial statements have been prepared on the historical cost basis.

16

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2013 and 2012.

	Three Months Ended June 30,		Six Months Ended June 30,
RMB (’000)	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	222,660	440,991	371,887	813,279
Cost of sales	(200,495)	(312,370)	(344,587)	(571,650)
Gross profit	22,165	128,621	27,300	241,629
Other expense	(1,014)	(237)	(1,170)	(483)
Selling and distribution expenses	(2,218)	(2,834)	(4,923)	(5,796)
Administrative expenses	(7,961)	(7,138)	(15,693)	(16,731)
Finance costs	(1,070)	(2,771)	(2,152)	(6,341)
Profit before taxation	9,902	115,641	3,362	212,278
Income tax (expense)/income	(331)	(29,575)	839	(54,541)
Profit attributable to shareholders	9,571	86,066	4,201	157,737

Description of Selected Income Statement Items

Revenue. We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles, ultra-thin tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September. In addition, we have observed that sales are lowest from January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival. Since the end of 2012, the Company attributes its reduced sales volume to the continued challenging business conditions in China’s real estate sector, beginning in the second half of 2012 resulting from the slowing economic expansion in the real estate and construction sector. Beginning in December 2012, the Company began reducing the selling price of its ceramic tile products to be competitive in the market and to retain market share. The Company believes that its reduced sales volume and the decrease in the pricing of its ceramic tile products is temporary because it believes that smaller competitors will not be able to survive the economic downturn and resulting downward pricing pressures, and the Company believes that its sales volume and its product pricing will revert to normal levels once business conditions improve.

Cost of sales. Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

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The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal; and

•	Availability and price of dyes.

Clay is a key material for making ceramic tiles, and accounted for approximately 24.9% of our cost of sales in the first six months of 2013. The average price of clay increased 4.6% from approximately RMB 327.1 ($51.7) per ton in the six months ended June 30, 2012 to approximately RMB 342.2 ($55.3) per ton in the six months ended June 30, 2013. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 16.6% of our cost of sales in the six months ended June 30, 2013. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB 1,237.8 ($195.7) per ton in the six months ended June 30, 2012, compared to approximately RMB 1,111.2 ($179.7) per ton in the six months ended June 30, 2013.

Dyes are another key material for making ceramic tiles, and accounted for approximately 23.7% of our cost of sales in the first six months of 2013. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years. The average price for dyes was approximately RMB 16.3 ($2.6) per ton in the six months ended June 30, 2012, compared to approximately RMB 20.7 ($3.3) per ton in the six months ended June 30, 2013.

Other expenses. Other expenses consist of business tax for interest income from intercompany loan, foreign exchange gain/loss and the fair value lose on derivative financial instruments.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, traveling expenses and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses. In the six months ended June 30, 2012 and 2013, administrative expenses included non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan designed to retain directors and senior management.

Finance Costs. Finance costs consist of interest expense on bank loans.

Income taxes. Income taxes income for the six months ended June 30, 2013 was RMB 839,000 ($136,000) while Income taxes expense was RMB 54.5 million ($8.6 million) in the prior period. The effective tax rate applicable to Hengda and Hengdali was 25% in 2012 and 2013.

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Comparison of six months ended June 30, 2013 and June 30, 2012

Revenue. The following table sets forth the breakdown of revenue, by product segment, for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
Revenue RMB (’000)	2013	Percentage	2012	Percentage
	(Unaudited)		(Unaudited)

Product Segment
Porcelain	263,250	70.8%	453,095	55.6%
Glazed Porcelain	20,446	5.5%	30,048	3.7%
Glazed	17,662	4.7%	51,038	6.3%
Rustic	49,510	13.3%	207,088	25.5%
Ultra-thin	-	-	25,801	3.2%
Polished Glazed	21,019	5.7%	46,209	5.7%
Total	371,887	100.0%	813,279	100.0%

Revenue decreased by RMB 441.4 million ($68.5 million), or 54.3%, to RMB 371.9 million ($60.1 million) in the six months ended June 30, 2013, from RMB 813.3 million ($128.6 million) for the six months ended June 30, 2012. The year-over-year decrease in revenue was primarily driven by a 42.7% decrease in the sales volume of ceramic tiles to 14.5 million square meters for the six months ended June 30, 2013 from 25.3 million square meters for the six months ended June 30, 2012. The decrease in revenue was also driven by a 20.2% decrease in the Company’s average selling price, which decreased for the six months ended June30, 2013 to RMB 25.7 ($4.2) per square meter compared to RMB 32.2 ($5.1) per square meter in the comparable period of 2012. The Company attributes its reduced sales volume to the continued challenging business conditions in China’s real estate and construction sector. However, the Company believes that the decrease in the pricing of its ceramic tile products is temporary and that product pricing will revert to normal levels once business conditions improve. The Company did not sell ultra-thin tiles as no distributors ordered ultra-thin tiles for the six months ended June 30, 2013 and the Company temporarily shut down the ultra-thin product line.

Porcelain tiles. Revenue from porcelain tiles decreased 41.9 % from RMB 453.1 million ($71.7 million) for the six months ended June 30, 2012 to RMB 263.3 million ($42.6 million) for the same period in 2013, representing approximately 70.8% of the total revenue for the period due to the decrease in sales volume and average selling price. The sales volume decreased 31.3% from 16.3 million square meters for the six months ended June 30, 2012 to 11.2 million square meters for the same period in 2013. The average selling price decreased by 15.5% to RMB 23.5 ($3.8) per square meter for the six months ended June 30, 2013 from an average selling price of RMB 27.8 ($4.4) per square meter for the six months ended June 30, 2012. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 31.7% from approximately RMB 30.1 million ($4.8 million) for the six months ended June 30, 2012 to RMB 20.5 million ($3.3 million) for the same period in 2013 mainly due to the decrease in sales volume. The sales volume decreased 33.3% from 1.2 million square meters for the six months ended June 30, 2012 to 0.8 million square meters for the same period in 2013.

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Glazed tiles. Revenue from glazed tiles decreased 65.3% from RMB 51.0 million ($8.1 million) for the six months ended June 30, 2012 to RMB 17.7 million ($2.9 million) for the same period in 2013 mainly due to the decrease in sales volume. The sales volume decreased 68.0% from 2.5 million square meters for the six months ended June 30, 2012 to 0.8 million square meters for the same period in 2013. Glazed tiles have a lower selling price and profit margin than our other products.

Rustic tiles. Revenue from rustic tiles decreased 76.1% from RMB 207.1 million ($32.7 million) for the six months ended June 30, 2012 to RMB 49.5 million ($8.0 million) for the same period in 2013 due to the decrease in sales volume and average selling price. The sales volume decreased 69.2% from 3.9 million square meters for the six months ended June 30, 2012 to 1.2 million square meters for the same period in 2013. The average selling price decreased by 23.9% to RMB 40.7 ($6.6) per square meter for the six months ended June 30, 2013 from an average selling price of RMB 53.5 ($8.5) per square meter for the six months ended June 30, 2012. The Company has been promoting rustic tiles since it has been introduced from 2007 and also believes the rustic tiles will still contribute a significant portion of our product mix due to its variety of pattern and texture.

Ultra-thin tiles. Revenue from ultra-thin tiles decreased 100% from RMB 25.8 million ($4.1 million) for the six months ended June 30, 2012 to nil for the same period in 2013 as no distributors ordered ultra-thin tiles for the six months ended June 30, 2013.

Polished Glazed tiles. Revenue from polished glazed tiles decreased 54.5% from RMB 46.2 million ($7.3 million) for the six months ended June 30 2012 to RMB 21.0 million ($3.4 million) for the same period in 2013 due to the decrease in sales volume and average selling price. The sales volume decreased 42.9% from 0.7 million square meters for the six months ended June 30, 2012 to 0.4 million square meters for the same period in 2013. The average selling price decreased by 16.3% to RMB 54.4 ($8.8) per square meter for the six months ended June 30, 2013 from an average selling price of RMB 65.0 ($10.3) per square meter for the six months ended June 30, 2012. We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. The Company believes that this new product represents both a functional and cost-effective replacement for actual marble or stone materials. The polished glazed tiles are larger sized tiles and we believe that demand for this new series will increase in future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
Cost of Sales RMB (’000)	2013	Percentage	2012	Percentage
	(Unaudited)		(Unaudited)

Porcelain	241,479	70.1%	318,109	55.7%
Glazed Porcelain	20,900	6.1%	26,289	4.6%
Glazed	17,240	5.0%	47,664	8.3%
Rustic	46,313	13.4%	133,277	23.3%
Ultra-thin	-	-	15,875	2.8%
Polished Glazed	18,655	5.4%	30,436	5.3%
Total	344,587	100.0%	571,650	100.0%

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Cost of sales was RMB 344.6 million ($55.7 million) for the six months ended June 30, 2013 compared to RMB 571.7 million ($90.4 million) for the same period in 2012, representing a decrease of RMB 227.1 million ($34.7 million), or 39.7%, mainly due to the decrease of total sales.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for the six months ended June 30, 2013 and 2012.

	Six Months Ended June 30,
	2013		2012
RMB (’000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
	(Unaudited)		(Unaudited)

Porcelain	21,771	8.3%	134,986	29.8%
Glazed Porcelain	(454)	(2.2)%	3,759	12.5%
Glazed	422	2.4%	3,374	6.6%
Rustic	3,197	6.5%	73,811	35.6%
Ultra-thin	-	-	9,926	38.5%
Polished Glazed	2,364	11.2%	15,773	34.1%
All Product	27,300	7.3%	241,629	29.7%

Our gross profit decreased 88.7% from RMB 241.6 million ($38.2 million) for the six months ended June 30, 2012 to RMB 27.3 million ($4.4 million) for the same period in 2013. Gross profit margin percentage was 7.3% for the six months ended June 30, 2013, compared to 29.7% for the same period in 2012.

Porcelain tiles. Gross profit for porcelain tiles decreased 83.9% from RMB 135.0 million ($21.4 million) for the six months ended June 30, 2012 to RMB 21.8 million ($3.5 million) for the same period in 2013. Our gross profit margin was 29.8% for the six months ended June 30, 2012 compared to 8.3% for the same period in 2013. The decrease in gross profit was due to the decrease in average selling price and the increase in material cost and labor cost. For example, the price of clay increased 4.6% in the six months ended June 30, 2013 compared to 2012, and the price of dyes increased 26.4%.

Glazed porcelain tiles. Gross profit for glazed porcelain tiles decreased 113.2% from approximately RMB 3.8 million ($0.6 million) for the six months ended June 30, 2012 to RMB -0.5 million (-$0.1 million) for the same period in 2013. Gross profit margin was 12.5% for the six months ended June 30, 2012 compared to -2.2% for the same period in 2013. The decrease in gross profit was due to the 4.1% decrease in the selling price, the change in the sales mix and increase in costs resulting from the increase in raw material prices. For example, the price of dyes increased 26.4%.

Glazed tiles. Gross profit for glazed tiles decreased 88.2% from RMB 3.4 million ($0.6 million) for the six months ended June 30, 2012 to RMB 0.4 million ($0.1 million) for the same period in 2013. Gross profit margin was 6.6% for the six months ended June 30, 2012 compared to 2.4% for the same period in 2013.

Rustic tiles. Gross profit for rustic tiles decreased 95.7% from RMB 73.8 million ($11.6 million) for the six months ended June 30, 2012 to RMB 3.2 million ($0.5 million) for the same period in 2013. Gross profit margin decreased modestly from 35.6% for the six months ended June 30, 2012 to 6.5% for the same period in 2013. In the six months ended June 30, 2013, the sales of high-end rustic titles products with higher margin decreased compared to the same period in 2012, resulting in the decrease in gross margin of rustic tiles.

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Polished glazed tiles. Gross profit for polished glazed tiles decreased 84.8% from RMB 15.8 million ($2.5 million) for the six months ended June 30, 2012 to RMB 2.4 million ($0.4 million) for the six months ended June 30, 2013. Gross profit margin was 34.1% for the six months ended June 30, 2012 compared to 11.2% for the same period in 2013. Polished glazed tiles are more technologically difficult to produce, require specific raw materials and are produced in many colors.

The decrease in gross margin was mainly due to decrease in selling price and sales volume. The gross margins of Hengda and Hengdali were 8.9 % and 2.9%, respectively, in the first half of 2013.

Other expenses. Other expenses increased 140.0% from RMB 0.5 million ($76,000) for the six months ended June 30, 2012 to RMB 1.2 million ($0.2 million) for the same period in 2013.

Selling and distribution expenses. Selling and distribution expenses were RMB 5.8 million ($0.9 million) for the six months ended June 30, 2012 compared to RMB 4.9 million ($0.8 million) for the same period in 2013, representing a decrease of RMB 0.9 million ($0.1 million), or 15.5%.

Administrative expenses. Administrative expenses were RMB 16.7 million ($2.6 million) for the six months ended June 30, 2012, compared to RMB 15.7 million ($2.5 million) for the same period in 2013, representing a decrease of RMB 1.0 million ($0.1 million), or 6.0%. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 1.2 million ($0.2 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 3.1 million ($0.5 million) in the same period in 2012. It is expected that additional non-cash share-based compensation expenses of approximately RMB 1.2 million (US$ 0.2 million) will be incurred between July 2013 and January 2014.

Finance costs. Finance costs decreased 65.1% from 6.3 million ($1.0 million) for the six months ended June 30, 2012 to RMB 2.2 million ($0.3 million) for the same period in 2013. The decrease of interest expenses for the six months ended June 30, 2013 was mainly due to a decrease in bank loans.

Profit before taxation. Profit before taxation decreased 98.4% from RMB 212.3 million ($33.6 million) for the six months ended June 30, 2012 to RMB 3.4 million ($0.5 million) for the same period in 2013. The decrease of the profit before taxation was mainly due to the decrease in the sales volume and lower gross profit.

Income taxes. We incurred an income taxes expense of RMB 54.5 million ($8.6 million) for the six months ended June 30, 2012, compared to the income tax income of RMB 0.8 million ($0.1 million) for the same period in 2013, representing a decrease of RMB55.3 million ($8.7 million), or 101.5%, mainly due to in 2012 estimated tax liability was over-accrued which was reversed in 2013.Our effective enterprise income tax rate was 25.7% for the six months ended June 30, 2012 and 25.0% for the same period of 2013.

Profit attributable to shareholders. Profit attributable to shareholders decreased by 97.3% from RMB 157.7 million ($24.9 million) for the six months ended June 30, 2012 to the RMB 4.2 million ($0.7 million) for the same period in 2013 as a result of the factors described above.

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Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2013 and 2012:

	Three Months Ended June 30,		Six Months Ended June 30,
RMB (’000)	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	73,920	52,041	173,045	125,883
Net cash provided /(used in) by investing activities	(23,520)	116	(60,788)	219
Net cash (used in) /provided by financing activities	15,633	(50,000)	15,633	(90,000)
Net cash flow	66,033	2,157	127,890	36,102
Cash and cash equivalents at beginning of year	151,320	76,091	89,448	42,149
Effect of foreign exchange rate differences	10	26	25	23
Cash and cash equivalents at end of period	217,363	78,274	217,363	78,274

We have historically financed our liquidity requirements mainly through operating cash flow, short-term bank loans and by issuing new shares.

Cash flows from operating activities. Our net cash flow generated from operating activities was RMB 173.0 million ($28.0 million) for the six months ended June 30, 2013, compared with the net cash flow of RMB 125.9 million ($19.9 million) for the six months ended June 30, 2012. The year-over-year increase of RMB 47.1 million (US$ 8.1 million) was mainly due to the increase in the receipt of trade receivables, the decrease in purchase of raw material and payment of trade payables compared to the same period in 2012. As the market environment has been challenging since the end of 2012, the decrease in sales volume and revenue caused the Company to reduce the utilization of its existing operating plant capacity which resulted in a decrease in the purchase of raw materials.

Cash flows from investing activities. Our cash flows used in investing activities was RMB 60.8 million ($9.8 million) mainly due to the acquisition of property, plant and equipment and capital improvements to our showroom and office building for the six months ended June 30, 2013, compared to RMB 0.2 million ($0.04 million) of cash flow generated from investing activities in the same period of 2012, which was primarily from interest received.

Cash flows from financing activities. Net cash generated from financing activities was RMB 15.6 million ($2.6 million) due to the bank borrowing received for the six months ended June 30, 2013, as compared to RMB 90.0 million ($14.2 million) cash used in financing activities for the same period of 2012 due to the repayment of bank borrowings.

Inventory and Accounts Receivable. Our inventory turnover rate decreased to 2.74 times for the six months ended June 30, 2013 from 3.46 times for the same period of 2012. The decrease in inventory turnover rate reflects the decrease in sales volume, which resulted in slower movement of finished goods at June 30, 2013 and the price reductions in the first six months of 2013.

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Trade receivables turnover was 147 days as of June 30, 2013 compared with 119 days as of June 30, 2012. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 126 days as of June 30, 2013 compared with 101 days as of June 30, 2012, due to the Company having extended the collection period to address funding pressures of some customers in the year ended December 31, 2012. The Company typically gives existing customers credit terms of approximately 90 days to 150 days. Based on our historical experience and current operation, we believe that all our trade receivables are collectable in full.

The major sources of our liquidity for the six months ended June 30, 2012 were cash generated from operations. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes.

Our working capital was RMB 634.3 million ($103.4 million) at June 30, 2013, as compared RMB 568.9 million ($89.6 million) at June 30, 2012. The year-over-year increase of RMB 65.4 million ($ 13.8 million) was mainly due to increased cash flow generated from operating activities in the first half year of 2013.

Cash and bank balances were RMB 217.4 million ($35.4 million) as of June 30, 2013, as compared to RMB 78.3 million ($12.3 million) at June 30, 2012. The year-over-year increase of RMB 139.1 million ($ 23.1million) was the result of a reduced level of receivables, a decrease in inventory purchasing and an increase in bank borrowings in the first six months of 2013.

As of June 30, 2013, our total outstanding bank loans (both short-term loans and long-term loans) amounted to RMB 75.6 million ($12.3 million) with interest rates in the range of 6.5958% to 7.6475% per annum and maturity dates in the range of September 19, 2013 to August 22, 2014.

In our opinion, our working capital, including our cash, income and cash flows from operations, and financing from short-term bank borrowings, is sufficient to fund our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, dyes and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. The increase in inventory turnover reflected the decrease in sales volume of ceramic titles, which resulted in slower movement of finished goods as of June 30, 2013. Our inventory turnover based on the closing inventory balances as of June 30, 2013 and 2012 are as follows:

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	Six Months Ended June 30,
	2013	2012
	(Unaudited)	(Unaudited)

Inventories (RMB ’000)	310,854	334,146
Inventory turnover (days) (1)	133	105

(1)	The average inventory turnover is computed based on the amended formula: (simple average quarter-end inventories balance in the trailing twelve months / cost of goods sold) × 365 days.

In December 2012, the Company launched a sales promotion which decreased some of the selling prices of the products, resulting in the carrying value of some of its inventory being higher than their net realizable value. Provision for the declines in the value of inventory as of June 30, 2013 was RMB 2.2 million ($0.4 million) and was charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 to 150 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate and construction sector, the Company extended the collection period to 150 days to address funding pressures of some customers in the month ended June 30, 2013. As of June 30, 2012 and 2013, trade receivables were neither past due nor impaired.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand designation, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days during the six months ended June 30, 2013 and 2012 were as follows:

	Six Months Ended June 30,
	2013	2012
	(Unaudited)	(Unaudited)

Trade receivables (RMB ’000)	346,613	515,959
Trade receivables turnover (days) (1)	126	101

(1)	The average trade receivables’ turnover is computed based on the amended formula: (simple average quarter-end trade receivables balance in the trailing twelve month/ revenue) × 365 days.

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Credit terms from our suppliers

Our suppliers typically extend credit periods of three to five months for our purchases of clay while our suppliers for the other materials including coloring, glazing and packaging generally extend a credit period of approximately three to six months and coal suppliers generally extend us credit periods of about one month. Our average trade and bills payables’ turnover days during the six months ended June 30, 2013 and 2012 were as follows:

	Six Months Ended June 30,
	2013	2012
	(Unaudited)	(Unaudited)

Trade payables (RMB ’000)	177,447	257,243
Trade payables turnover (days) (1)	67	88

(1)	The average trade payables’ turnover is computed based on the amended formula: (simple average quarter-end trade balances in the trailing twelve month / cost of goods sold) × 365 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment were RMB 61.1 million ($9.9 million) for the six months ended June 30, 2013 compared to nil for the same period in 2012.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company expended RMB 11.7 million (US $1.9 million) and RMB 29.8 million (US$ 4.8 million) in the first six months for the acquisition of equipment at its Hengda facility and Hengdali facility, and prepaid RMB 8.2 million (US $1.3 million) to modify an existing production line at its Hengda facility to introduce new products into the marketplace. In addition, the Company expended RMB 1.4 (US $0.2 million) to completed its corporate office building and RMB 10.0 million (US $1.7 million) for the interior build-out of the completed office building and showroom adjacent to the Hengdali facility. Management anticipates a modest level of capital expenditures for the remainder of 2013.

Although the economic climate for real estate development and construction in China improved in the second quarter, the Company is being conservative as to when to deploy unused plant capacity. The Company is currently utilizing plant facilities capable of producing 28 million square meters of ceramic tiles annually out of an annual production capacity of 72 million square meters that is available to the Company. This represents an increase in plant capacity from that utilized in the first quarter of 2013 when the Company utilized plant capacity capable of producing 20 million square meters of ceramic tiles annually. The Company’s Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized capacity capable of producing 23 million square meters of ceramic tiles annually in the second quarter of 2013. The Company’s Hengdali facility has an annual productive capacity of 30 million square meters and we utilized capacity capable of producing 5 million square meters of ceramic tiles annually in the second quarter of 2013. The Company will bring its unused annual productive capacity online as customer demand dictates and when there are further signs of an improvement in China’s real estate and construction sector.

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Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations, capital purchase obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations as of June 30, 2013:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations (1)	26,829	26,829	-	-	-
Long-term debt obligations (1)	54,322	3,774	50,548	-	-
Operating lease obligations (2)	23,404	11,560	11,844	-	-
Capital purchase obligation(3)	19,180	19,180	-	-	-

Total	123,735	61,343	62,392	-	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of June 30, 2013.

(2)	We lease plant buildings, production factories, warehouses and employees’ dormitories from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes capital purchase obligation represent commitments for the construction or purchase of property, plant and equipment. They were not recorded as liabilities in the financial statements as of June 30, 2013.

The following table sets forth further details regarding our loans outstanding as of June 30, 2013:

Short-term debt obligations	Amount of loan	Interest rates (p.a)
Agricultural Bank of China	RMB 10.0 million	7.4175%
Taishin Bank(1)	RMB 15.6 million	At 1.75% per annum over LIBOR fix on advance day

Long-term debt obligations:	Amount of loans	Interest rates (p.a)
China Citic Bank	RMB 50.0 million	7.3150%-7.6475%

The term of the long-term debt obligations is one to three years.

(1)	The short-term loan from Taishin Bank was guaranteed by the Company’s deposit of RMB 16.0 million ($2.6 million).

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Cash Dividends

The Company previously announced that it will pay a semi-annual cash dividend of US $0.10 per share. The Company paid a cash dividend of US $0.10 per share on July 13, 2013 to its shareholders of record as of June 13, 2013 which totaled in aggregate US $2.0 million. The next cash dividend will be payable on January 14, 2014 with a record date of December 13, 2013.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

Inflation has not historically been a significant factor impacting our results.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates and Assumptions

Fair Value of Share Option

We recognized compensation expense relating to share-based payments in net profit using a fair-value measurement method. The fair value of share option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

Depreciation of Property, Plant and Equipment

Changes in expected level of usage and technological developments could impact the economic useful lives and the residual values of property, plant and equipment. Therefore, future depreciation charges could be revised.

Income Tax

We recognize liabilities for expected taxes based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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Impairment of non-financial assets

We make the impairment testing on our property, plant and equipment, land use rights and goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Impairment of trade receivables

We assess the collectability of trade receivables, which estimate is based on the credit history of our customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes provision for non-collectability, if any.

Net realizable value of inventories

Net realization value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

Critical judgments in applying the entity’s accounting policies

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management believes this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for China Ceramics’ acquisition of Success Winner, were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Foreign Currency Fluctuations

We currently do not have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we may be subject to foreign currency fluctuations in the future.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

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•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

Inventories

Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10% - 20%
Motor vehicles	10%
Office equipment	10% - 20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

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Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Financial assets

Our accounting policies for financial assets are set out below.

Financial assets are classified into the following category: loans and receivables.

Management determines the classification of our financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognized when, and only when, we become a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognized on trade date. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognized based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

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Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. Objective evidence of impairment of individual financial assets includes observable data that comes to our attention about one or more of the following loss events:

•	Significant financial difficulty of the debtor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	It becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the impairment loss is measured and recognized as follows:

(i) Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When we are satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

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Financial liabilities

Our financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when we become a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with our accounting policy for borrowing costs.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 13, 2013

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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